Filed Pursuant to Rule 433
Registration No. 333-180289
October 1, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Stock-Linked Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
7 Year Income Plus Notes

▶ This free writing prospectus relates to two separate offerings:

  – 7 Year Income Plus Notes with a 1.50% Minimum Annual Coupon (Note A)

  – 7 Year Income Plus Notes with a 1.00% Minimum Annual Coupon (Note B)

▶ 7 Year maturity

▶ Linked to a basket of 5 Reference Stocks

▶ Repayment of principal at maturity

▶ Annual coupons based on the performance of every Reference Stock, subject to the applicable Minimum Coupon Rate and the applicable Performance-Based Coupon Rate

▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The 7 Year Income Plus Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document, beginning on page S-3 of the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $890 and $920 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security / Total for Notes with a 1.50% Minimum Annual Coupon	$1,000/		
Per security / Total for Notes with a 1.00% Minimum Annual Coupon	$1,000/		

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.35% and referral fees of up to 1.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of underwriting discounts and referral fees exceed 4.75% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

The Notes:

Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

7 Year Income Plus Notes

Linked to a basket of 5 Reference Stocks

	INVESTOR PREFERENCE		POTENTIAL ANNUAL COUPON	CUSIP/ ISIN
	Minimum Coupon Rate[1]	Performance-Based Coupon Rate[2]	Minimum Coupon Rate or Combined Return[3]	
A	1.50%	4.50%[2]	1.50% or 6.00%	40432XM65 / US40432XM657
B	1.00%	9.00%[2]	1.00% or 10.00%	40432XM73 / US40432XM731

[1] These preferences denote the comparative payoff characteristics of each Note compared with the other Note offered herein and do not reflect a comparison with any other financial product. Investor Preferences are not drawn to scale.
[2] The actual level will be determined on the Trade Date and fixed for the duration of the Note. The level set on Trade Date will not be less than the level indicated above and maybe greater subject to market conditions on that day. Payment of any Performance-Based Coupon Rate is subject to the Final Price of each Reference Stock on the applicable Coupon Valuation Date being greater than or equal to its Initial Price.
[3] The Minimum Coupon Rate and Performance-Based Coupon Rate (to be determined on the Trade Date) are shown together.

Indicative Terms*

Principal Amount	$1,000 per Note
Term	7 years
Coupon	The Coupon on each Coupon Payment Date for each Note will be variable and be calculated as follows: **If every Reference Stock Return on the applicable Coupon Valuation Date is greater than or equal to zero,** you will receive: $1,000 x (Performance-Based Coupon Rate + Minimum Coupon Rate) **If any Reference Stock Return on the applicable Coupon Valuation Date is less than zero**, you will receive: $1,000 x Minimum Coupon Rate
Payment at Maturity per Note	Principal Amount plus any Coupon due on the Maturity Date
Minimum Coupon Rate	See page FWP-3
Performance-Based Coupon Rate	See page FWP-3
Reference Stocks	The Reference Stocks are: • AT&T Inc. • General Electric Company • Hewlett-Packard Company • Intel Corporation • Pfizer Inc. For more information, see page FWP-3
Coupon Valuation Dates	See page FWP-4
Coupon Payment Dates	See page FWP-4
Pricing Date	October 24, 2013
Trade Date	October 24, 2013
Original Issue Date	October 29, 2013
Maturity Date	October 29, 2020

* As more fully described beginning on page FWP-3.

The Notes

For investors who seek full repayment of principal at maturity, subject to the credit risk of HSBC, and believe all of the Reference Stocks will appreciate or remain the same during the term of the Notes.

If <u>every</u> Reference Stock Return is greater than or equal to zero on any Coupon Valuation Date, the Coupon will equal the Performance-Based Coupon Rate plus the Minimum Coupon Rate, multiplied by the Principal Amount. If the Reference Stock Return of <u>any</u> Reference Stock is less than zero on any Coupon Valuation Date, the Coupon will equal the Minimum Coupon Rate multiplied by the Principal Amount.

The offering period for the Notes is through **October 24, 2013**



HSBC USA Inc.
7 Year Income Plus Notes



Linked to a basket of 5 Reference Stocks

This free writing prospectus relates to two separate offerings of Notes linked to a basket of five common stocks (each a "Reference Stock" and the basket the "Reference Asset"). Each offering will have the terms described in this free writing prospectus and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus the terms described in this free writing prospectus shall control.

Each of the two separate offerings of Notes will have a different Minimum Coupon Rate and Performance-Based Coupon Rate. The purchaser of any Note will acquire a senior unsecured debt security of HSBC USA Inc. with annual coupons linked to the performance of the Reference Stocks as described below. The following key terms relate to the offerings of Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

	INVESTOR PREFERENCE		POTENTIAL ANNUAL COUPON	CUSIP/ ISIN
	Minimum Coupon Rate[1]	Performance-Based Coupon Rate[2]	Minimum Coupon Rate or Combined Return[3]	
A	1.50%	4.50% [2]	1.50% or 6.00%	40432XM65 / US40432XM657
B	1.00%	9.00%[2]	1.00% or 10.00%	40432XM73 / US40432XM731

[1] These preferences denote the comparative payoff characteristics of each Note compared with the other Note offered herein and do not reflect a comparison with any other financial product. Investor Preferences are not drawn to scale.
[2] The actual level will be determined on the Trade Date and fixed for the duration of the Note. The level set on Trade Date will not be less than the level indicated above and maybe greater subject to market conditions on that day. Payment of any Performance-Based Coupon Rate is subject to the Final Price of each Reference Stock on the applicable Coupon Valuation Date being greater than or equal to its Initial Price.
[3] The Minimum Coupon Rate and Performance-Based Coupon Rate (to be determined on the Trade Date) are shown together.

Reference Stocks: The common stocks of the Reference Stock Issuers:

Reference Stock Issuers	Ticker Symbol	Relevant Exchange	Industry	Initial Price[1]	Market Capitalization[2] (in billions)
AT&T Inc.	T	NYSE	Telecommunications		$181.05
General Electric Company	GE	NYSE	Electrical Equipment		$247.67
Hewlett-Packard Company	HPQ	NYSE	Computer Hardware		$40.82
Intel Corporation	INTC	NASDAQ	Semiconductors		$118.10
Pfizer Inc.	PFE	NYSE	Pharmaceuticals		$190.07

[1] For each Reference Stock, the Official Closing Price of such Reference Stock on the Pricing Date.
[2] Market capitalization (in billions) as of September 24, 2013. Source: Bloomberg L.P.

Payment at Maturity: For each Note, the Principal Amount plus any Coupon due on the Maturity Date.

Coupon: With respect to each Coupon Payment Date, for each $1,000 Principal Amount, the Coupon will be calculated as follows:

On the applicable Coupon Valuation Date, if the Reference Stock Return for <u>every</u> Reference Stock is greater than or equal to zero, you will receive:
$1,000 x (Performance-Based Coupon Rate + Minimum Coupon Rate)

On the applicable Coupon Valuation Date, if the Reference Stock Return for <u>any</u> Reference Stock is less than zero, you will receive:
$1,000 x Minimum Coupon Rate

Reference Stock Return: For each Reference Stock, on any Coupon Valuation Date:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Minimum Coupon Rate: The relevant per annum Minimum Coupon Rate, as indicated above

Performance-Based Coupon Rate: The relevant per annum Performance-Based Coupon Rate, as indicated above

	Coupon Valuation Date*	Coupon Payment Date**
Coupon Valuation Dates and Coupon Payment Dates:	October 24, 2014	October 29, 2014
	October 26, 2015	October 29, 2015
	October 26, 2016	October 31, 2016
	October 25, 2017	October 30, 2017
	October 24, 2018	October 29, 2018
	October 24, 2019	October 29, 2019
	October 26, 2020	October 29, 2020 (the Maturity Date)

* Subject to the adjustment as described under "Additional Note Terms — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

** Expected.

Initial Price: The Official Closing Price (as defined below) of the respective Reference Stock as determined by the calculation agent on the Pricing Date.

Final Price: The Official Closing Price of the respective Reference Stock on the relevant Coupon Valuation Date, adjusted as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

Official Closing Price: With respect to each Reference Stock, the Official Closing Price will be the relevant official price of one share of such Reference Stock on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange, as further described under "Additional Note Terms — Official Closing Price" in the accompanying Stock-Linked Underlying Supplement.

Trade Date: October 24, 2013

Pricing Date: October 24, 2013

Original Issue Date: October 29, 2013

Maturity Date: 3 scheduled business days after the final Coupon Valuation Date, and expected to be October 29, 2020. The Maturity Date is subject to adjustment as described under "Additional Note Terms —Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Estimated Initial Value: The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value for each offering of the Notes will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to two separate offerings of Notes, each linked to the Reference Stocks identified on page FWP-3. The purchaser of any Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to five Reference Stocks. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each of the two offerings of Notes relates to the Reference Stocks identified on page FWP-3, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus, beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you your Principal Amount plus any Coupon due on the Maturity Date.

Coupons

On each Coupon Payment Date, we will pay you the relevant Coupon relating to your Note. The Coupon will vary, will be calculated on the relevant Coupon Valuation Date and will be equal to the relevant Minimum Coupon Rate or, if applicable, the relevant Performance-Based Coupon Rate (to be determined on the Trade Date) plus the Minimum Coupon Rate. If, on a Coupon Valuation Date, the Reference Stock Return for every Reference Stock is equal to or greater than zero, the Coupon will be the Performance-Based Coupon Rate plus the Minimum Coupon Rate. If, on a Coupon Valuation Date, the Reference Stock Return for any Reference Stock is less than zero, the Coupon will be the Minimum Coupon Rate. The Minimum Coupon Rate and Performance-Based Coupon Rate will differ for each of the two offerings of Notes offered by this free writing prospectus. The Coupon Payment Dates and the Maturity Date are subject to adjustment, as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You seek an investment that provides a full repayment of principal, subject to the credit risk of HSBC, if held to maturity, and an annual Coupon, based on the performance of each Reference Stock, that will be equal to the applicable Minimum Coupon Rate or, if applicable, the applicable Performance-Based Coupon Rate plus the applicable Minimum Coupon Rate.

▸ You believe the prices of all of the Reference Stocks will generally increase or remain equal to their Initial Prices over the term of the Notes.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You believe the applicable Coupon on the Coupon Payment Dates will be an amount sufficient to provide you with a satisfactory return on your investment.

▸ You are comfortable receiving only the Principal Amount of your Notes at maturity plus the applicable Coupon that will not be less than the applicable Minimum Coupon Rate or greater than the applicable Performance-Based Coupon Rate plus the applicable Minimum Coupon Rate.

▸ You are willing to invest in the Notes based on the sum of the applicable Performance-Based Coupon Rate plus the applicable Minimum Coupon Rate, which will limit your Coupon on any Coupon Payment Date.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You seek an investment where the return is based on the actual performance of the Reference Stocks and is not limited to the applicable Performance-Based Coupon Rate.

▸ You believe the prices of one or more of the Reference Stocks will decrease over the term of the Notes.

▸ You are unwilling to receive only the Principal Amount of your Notes at maturity plus the applicable Coupon that will not be less than the applicable Minimum Coupon Rate or greater than the applicable Performance-Based Coupon Rate plus the applicable Minimum Coupon Rate.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on any of the Reference Stocks.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General risks related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The amount of the annual Coupon is uncertain and may be as low as the Minimum Coupon Rate.

The amount of the annual Coupon you receive is not fixed and will depend on the performance of each Reference Stock on the respective Coupon Valuation Dates. If the Reference Stock Return of any Reference Stock is less than zero on a Coupon Valuation Date, you will receive a Coupon equal to the applicable Minimum Coupon Rate on the applicable Coupon Payment Date. The applicable Minimum Coupon Rate is specified on page FWP-3.

You will not directly participate in any appreciation in the value of Reference Stocks and your Coupon is limited to the applicable Performance-Based Coupon Rate plus the applicable Minimum Coupon Rate.

You will not directly participate in any appreciation in the value of the Reference Stocks. Instead, you will receive annual Coupons based upon the applicable formulas described under the captions "Coupon," "Minimum Coupon Rate" and "Performance-Based Coupon Rate" on page FWP-3. The Coupons payable to you will be based upon whether the Reference Stocks appreciate or depreciate. Regardless of the extent to which the prices of the Reference Stocks appreciate, the applicable Coupon will not exceed the applicable Performance-Based Coupon Rate plus the applicable Minimum Coupon Rate. The Performance-Based Coupon Rate will be not less than the applicable rate specified for each Note on page FWP-3. Therefore, you may earn significantly less by investing in the Notes than you would have earned by investing directly in the Reference Stocks relevant to your Notes.

The amount payable on the Notes is not linked to the price of the Reference Stocks at any time other than on the Coupon Valuation Dates.

The return on the Notes will be based on the Official Closing Price of the Reference Stocks on the applicable Coupon Valuation Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Stocks appreciates prior to the applicable Coupon Valuation Date but then drops on that day to a price that is at or below the Initial Level, the payment on the Notes will be less, and may be significantly less, than it would have been had the Notes been linked to the price of the Reference Stocks prior to such drop. Although the actual price of the Reference Stocks on the Maturity Date or at other times during the term of the Notes may be higher than the Official Closing Price of the Reference Stocks on any Coupon Valuation Date, the return on the Notes will be based solely on the Official Closing Price of the Reference Stocks on the applicable Coupon Valuation Dates.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Coupons or return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 16 months after the Original Issue Date. This temporary price difference may exist because, in our

discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Notes.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

DESCRIPTION OF THE REFERENCE STOCKS

AT&T INC. (T)

Description of AT&T Inc.

AT&T Inc. has stated in its filings with the SEC that it is a communications holding company that, through its subsidiaries and affiliates, provides local and long-distance phone service, wireless and data communications, Internet access and messaging, IP-based and satellite television, security services, telecommunications equipment, and directory advertising and publishing. Information filed by T with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08610 or its CIK Code: 0000732717.

Historical Performance of AT&T Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 1, 2008 through September 24, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 30, 2008	$33.58	$27.51	$27.92	June 30, 2011	$31.93	$29.91	$31.41
December 31, 2008	$30.65	$20.90	$28.50	September 30, 2011	$31.77	$27.29	$28.52
March 31, 2009	$29.46	$21.62	$25.20	December 30, 2011	$30.30	$27.41	$30.24
June 30, 2009	$27.09	$23.38	$24.84	March 30, 2012	$31.97	$29.02	$31.23
September 30, 2009	$27.68	$23.19	$27.01	June 29, 2012	$36.00	$29.95	$35.66
December 31, 2009	$28.61	$25.00	$28.03	September 28, 2012	$38.58	$34.24	$37.70
March 31, 2010	$28.67	$24.61	$25.84	December 31, 2012	$38.43	$32.71	$33.71
June 30, 2010	$26.75	$23.78	$24.19	March 29, 2013	$36.87	$32.76	$36.69
September 30, 2010	$29.15	$23.89	$28.60	June 28, 2013	$39.00	$34.10	$35.40
December 31, 2010	$29.55	$27.50	$29.38	September 24, 2013*	$36.31	$33.19	$34.09
March 31, 2011	$30.96	$27.20	$30.60				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through September 24, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2013.

The graph below illustrates the daily performance of T's common stock from September 24, 2008 through September 24, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on September 24, 2013 was $34.09. *Past performance of the Reference Stock is not indicative of its future performance.*



GENERAL ELECTRIC COMPANY (GE)

Description of General Electric Company

General Electric Company has stated in its filings with the SEC that it is a globally diversified technology and financial services company. The company's products and services include aircraft engines, power generation, water processing, household appliances, medical imaging, business and consumer financing and industrial products. Information filed by GE with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00035 or its CIK Code: 0000040545.

Historical Performance of General Electric Company

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 1, 2008 through September 24, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 30, 2008	$30.39	$22.19	$25.50	June 30, 2011	$20.85	$17.97	$18.86
December 31, 2008	$25.75	$12.58	$16.20	September 30, 2011	$19.52	$14.72	$15.24
March 31, 2009	$17.22	$5.87	$10.11	December 30, 2011	$18.28	$14.03	$17.91
June 30, 2009	$14.55	$9.80	$11.72	March 30, 2012	$20.36	$18.25	$20.07
September 30, 2009	$17.52	$10.50	$16.42	June 29, 2012	$20.84	$18.03	$20.84
December 31, 2009	$16.87	$14.15	$15.13	September 28, 2012	$22.96	$19.37	$22.71
March 31, 2010	$18.93	$15.15	$18.20	December 31, 2012	$23.18	$19.88	$20.99
June 30, 2010	$19.70	$14.28	$14.42	March 29, 2013	$23.90	$20.82	$23.12
September 30, 2010	$16.70	$13.75	$16.25	June 28, 2013	$24.44	$21.11	$23.19
December 31, 2010	$18.48	$15.64	$18.29	September 24, 2013*	$24.95	$22.77	$24.32
March 31, 2011	$21.65	$18.13	$20.05				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through September 24, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2013.

The graph below illustrates the daily performance of GE's common stock from September 24, 2008 through September 24, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on September 24, 2013 was $24.32. *Past performance of the Reference Stock is not indicative of its future performance.*



HEWLETT-PACKARD COMPANY (HPQ)

Description of Hewlett-Packard Company

Hewlett-Packard Company has stated in its filings with the SEC that it provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers, personal computers, workstations, storage solutions, and other computing and printing systems. Information filed by HPQ with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-04423 or its CIK Code: 0000047217.

Historical Performance of Hewlett-Packard Company

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 1, 2008 through September 24, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 30, 2008	$49.00	$40.91	$46.24	June 30, 2011	$41.80	$33.95	$36.40
December 31, 2008	$46.68	$28.24	$36.29	September 30, 2011	$37.69	$21.50	$22.45
March 31, 2009	$39.52	$25.39	$32.06	December 30, 2011	$28.67	$21.85	$25.76
June 30, 2009	$39.24	$30.99	$38.65	March 30, 2012	$30.00	$22.91	$23.83
September 30, 2009	$48.00	$36.68	$47.21	June 29, 2012	$25.40	$19.12	$20.11
December 31, 2009	$52.95	$45.20	$51.51	September 28, 2012	$20.42	$16.23	$17.06
March 31, 2010	$53.78	$46.46	$53.15	December 31, 2012	$17.62	$11.35	$14.25
June 30, 2010	$54.75	$41.94	$43.28	March 29, 2013	$23.93	$14.74	$23.84
September 30, 2010	$47.97	$37.32	$42.07	June 28, 2013	$25.86	$19.07	$24.80
December 31, 2010	$44.65	$40.25	$42.10	September 24, 2013*	$27.77	$20.96	$21.24
March 31, 2011	$49.38	$40.10	$40.97				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through September 24, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2013.

The graph below illustrates the daily performance of HPQ's common stock from September 24, 2008 through September 24, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on September 24, 2013 was $21.24. *Past performance of the Reference Stock is not indicative of its future performance.*



INTEL CORPORATION (INTC)

Description of Intel Corporation

Intel Corporation has stated in its filings with the SEC that it designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products. Information filed by INTC with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-06217 or its CIK Code: 0000050863.

Historical Performance of Intel Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 1, 2008 through September 24, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 30, 2008	$24.75	$17.27	$18.73	June 30, 2011	$23.96	$19.36	$22.16
December 31, 2008	$18.69	$12.07	$14.66	September 30, 2011	$23.39	$19.16	$21.33
March 31, 2009	$15.83	$12.05	$15.05	December 30, 2011	$25.78	$20.40	$24.25
June 30, 2009	$16.74	$14.62	$16.55	March 30, 2012	$28.44	$24.39	$28.11
September 30, 2009	$20.65	$15.78	$19.57	June 29, 2012	$29.27	$24.84	$26.65
December 31, 2009	$21.26	$18.31	$20.40	September 28, 2012	$26.90	$22.48	$22.68
March 31, 2010	$22.74	$18.96	$22.26	December 31, 2012	$23.17	$19.23	$20.63
June 30, 2010	$24.28	$19.40	$19.45	March 29, 2013	$23.06	$20.10	$21.85
September 30, 2010	$22.25	$17.60	$19.23	June 28, 2013	$25.98	$20.75	$24.22
December 31, 2010	$22.07	$18.78	$21.03	September 24, 2013*	$24.43	$21.89	$23.69
March 31, 2011	$22.20	$19.72	$20.17				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through September 24, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2013.

The graph below illustrates the daily performance of INTC's common stock from September 24, 2008 through September 24, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on September 24, 2013 was $23.69. *Past performance of the Reference Stock is not indicative of its future performance.*



PFIZER INC. (PFE)

Description of Pfizer Inc.

Pfizer Inc. has stated in its filings with the SEC that it is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines. Information filed by PFE with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03619 or its CIK Code: 0000078003.

Historical Performance of Pfizer Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 1, 2008 through September 24, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 30, 2008	$20.13	$17.16	$18.44	June 30, 2011	$21.45	$19.10	$20.60
December 31, 2008	$19.39	$14.26	$17.71	September 30, 2011	$20.95	$16.63	$17.68
March 31, 2009	$18.48	$11.62	$13.62	December 30, 2011	$21.90	$17.05	$21.64
June 30, 2009	$15.60	$12.75	$15.00	March 30, 2012	$22.80	$20.76	$22.66
September 30, 2009	$16.98	$14.11	$16.55	June 29, 2012	$23.30	$21.40	$23.00
December 31, 2009	$18.99	$16.07	$18.19	September 28, 2012	$25.15	$22.16	$24.85
March 31, 2010	$20.36	$16.80	$17.15	December 31, 2012	$26.08	$23.55	$25.08
June 30, 2010	$17.39	$14.18	$14.26	March 29, 2013	$28.89	$25.33	$28.86
September 30, 2010	$17.50	$14.00	$17.17	June 28, 2013	$31.14	$27.12	$28.01
December 31, 2010	$17.90	$16.26	$17.51	September 24, 2013*	$30.19	$27.33	$28.71
March 31, 2011	$20.57	$17.63	$20.31				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through September 24, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2013.

The graph below illustrates the daily performance of PFE's common stock from September 24, 2008 through September 24, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on September 24, 2013 was $28.71. *Past performance of the Reference Stock is not indicative of its future performance.*



ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. These examples are representative of only a few possible scenarios concerning increases or decreases in the prices of the Reference Stocks relative to their Initial Prices and how those increases and decreases affect the Coupons payable on the Notes. We cannot predict the Official Closing Prices of the Reference Stocks on the Coupon Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take these examples as an indication or assurance of the expected performance of the Reference Stocks or the return on the Notes. The total payment you receive over the term of the Notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The examples below illustrate the Coupon Payments on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Stocks. The following results are based solely on the assumptions outlined below. The potential returns described here show potential valuations for different Coupon Valuation Dates during the term of the Notes. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing below have been rounded for ease of analysis.

- ▶ Principal Amount: $1,000
- ▶ Hypothetical Minimum Coupon Rate: 1.50% (The actual Minimum Coupon Rates corresponding to each offering of the Notes are specified on page FWP-3)
- ▶ Hypothetical Performance-Based Coupon Rate: 4.50% (The actual Performance-Based Coupon Rates corresponding to each offering of the Notes are specified on page FWP-3)

The actual Initial Prices will be determined on the Pricing Date.

Example 1: The Reference Stock Return for each Reference Stock is greater than or equal to zero on the Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return
T	12.00%
GE	2.50%
HPQ	5.00%
INTC	1.00%
PFE	2.00%
Minimum Coupon Rate =	**1.50%**
Performance-Based Coupon Rate =	**4.50%**
Coupon =	**$60.00**

Explanation for Example 1

As illustrated above, the hypothetical Reference Stock Return for each of the 5 Reference Stocks is greater than or equal to zero. Therefore, even though the hypothetical Reference Stock Return for one of the Reference Stocks is greater than the Performance-Based Coupon Rate plus the Minimum Coupon Rate, the payment will be limited to the hypothetical Performance-Based Coupon Rate of 4.50% plus the hypothetical Minimum Coupon Rate of 1.50%. Therefore, you receive a Coupon of $60.00 on the applicable Coupon Payment Date.

Example 2: The Reference Stock Return for 1 of the 5 Reference Stocks is less than zero on the Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return
T	12.00%
GE	5.00%
HPQ	5.00%
INTC	0.00%
PFE	-4.00%
Minimum Coupon Rate =	**1.50%**
Performance-Based Coupon Rate =	**4.50%**
Coupon =	**$15.00**

Explanation for Example 2

As illustrated above, the hypothetical Reference Stock Return of 4 of the 5 of the Reference Stocks (T, GE, HPQ and INTC) is greater than or equal to zero. However, the Reference Stock Return of 1 of the 5 Reference Stocks (PFE) is less than zero. Because the Reference Stock Return is less than zero for one of the Reference Stocks, the Coupon will equal the Minimum Coupon Rate. Therefore, you receive a Coupon of $15.00 on the applicable Coupon Payment Date.

EVENTS OF DEFAULT AND ACCELERATION

With respect to each offering of Notes, if such Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to such Notes, the principal amount of the Notes will be payable, together with any accrued but unpaid interest payable. In such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Coupon Valuation Date for purposes of determining the Coupon payable, and the accelerated maturity date will be three business days after the accelerated Coupon Valuation Date. If a Market Disruption Event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Coupon Valuation Date for that Reference Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Coupon Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If such Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to such Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sales of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.35% and referral fees of up to 1.75% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 4.75% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as variable rate debt instruments for all U.S. federal income tax purposes and, based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as variable rate debt instruments. Assuming the Notes are treated as variable rate debt instruments, Coupons paid on the Notes generally should be taxable to you as ordinary interest income at the time they accrue or are received in accordance with the your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Variable Rate Debt Instruments" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes may be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method," as described in the discussion under "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Reference Stock Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Stock Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Stock Issuers and consult your tax advisor regarding the possible consequences to you if a Reference Stock Issuer is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$ 7 Year Income Plus Notes with a 1.50% Minimum Annual Coupon

$ 7 Year Income Plus Notes with a 1.00% Minimum Annual Coupon

October 1, 2013

FREE WRITING PROSPECTUS